



Dale M. Chorba · 3rd

President/Executive Recruiter at Action Management Services

Independence, Ohio, United States · **Contact info**

500+ connections

 **Action Management Services**

 **Heidelberg University**

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Experience



President/Owner, Executive Recruiter
Action Management Services
Oct 1989 – Present · 32 yrs
Cleveland, Ohio, United States

The recruitment of mid-management to executive-level talent specifically in the accounting/finance, tax, audit, real estate, mfg./distribution, and healthcare/managed care arenas. Professionals in the $100k to $2mm compensation range is our niche as we would like to hear from you. Please contact me directly for a confidential and honest approach to your career/professional options.

President and Co-founder
Vocana
Jan 2021 – Present · 9 mos
Cleveland | Nashville | Los Angeles | New York

Launched on January 1, 2021 as a separate venture from Action Management Services, I co-founded Vocana, a streaming platform dedicated to independent music artists. Never has there been a better time to be an artist—or music fan for that matter. That's because Vocana was created to allow artists full control of their own successes.   ...see more

🔗 **Vocana for Artists |**
Monetize Your Music

Education



Heidelberg University
BA, Business Administration
1981 – 1985
Activities and Societies: 4 years of NCAA Division III College Basketball

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Skills & endorsements

Recruiting · 99+

 Endorsed by **2 of Dale M.'s colleagues at Action Management Services**

Executive Search · 99+

 Endorsed by **David Stephen Patterson, who is highly skilled at this**

Management · 85

 Endorsed by **Jerry Doubler, who is highly skilled at this**

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Recommendations

Accomplishments

2 **Organizations**   ∨
Heidelberg University • Highland High School Foundation Board

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